Exhibit 99

    Tel-Instrument Electronics Corp Announces Results For Second Quarter and
             Letter of Intent to Acquire Innerspace Technology, Inc.

Carlstadt, NJ-November 12, 2003-Tel-Instrument Electronics Corp ("TEL" or the "Company") today announced its financial results for the three and six months ended September 30, 2003:

                                       Three Months Ended     Six Months Ended
                                          September 30,         September 30,
                                        2003       2002       2003        2002
                                        ----       ----       ----        ----

Sales                               $2,616,716  2,982,902  $5,674,622  5,832,635
Net Income Before Taxes                205,409    381,841     675,621    810,564
Provision For Taxes                     81,642    152,544     269,911    323,820
Net Income                          $  123,767    229,297  $  405,710    486,744
Net Income Per Share, Diluted            $0.06      $0.11       $0.18      $0.23
Weighted Average Shares
    Outstanding, Diluted             2,202,281  2,162,386   2,199,435  2,162,032

Sales for the three and six months ended September 30, 2003 declined $366,186 (12.3%) and $158,103 (2.7%), as compared to the same periods in the last fiscal year. The decrease in sales is primarily attributed to the reduced shipments of the AN/APM-480 to the U.S. Navy. Deliveries of the AN/APM-480 continue, but accounted for only 32.7% and 30% of total sales, respectively, for the three and six months ended September 30, 2003, as compared to 64.9% and 59.3%, respectively, for the same periods in the prior fiscal year. The Company, in agreement with the U.S. Navy, has temporarily decreased the number of units it is currently shipping in anticipation of these units being returned for upgrades and enhancements. The total number of units under contract has not changed. The Company anticipates an improvement in sales during the second half of the current fiscal year.

The introduction of the TR-220 Multi-Function test set, a sales promotion of the T-49C Transponder/TCAS test set, and additional sales of Precision DME test sets partially offset these lower shipments. Investment in new product development continues, and these expenses increased 19.8% and 22.9%, respectively, for the three and six months ended September 30, 2003, as compared to the previous year. Research and development activities include the next generation of IFF test sets, developing a foundation technology for future products, and incorporating other product enhancements to existing models. The Company has also begun work on a bench test set, which will be a new market and a diversification opportunity for the Company.

Innerspace Technology, Inc

The Company today announced that is has signed a non-binding letter of intent to acquire privately held Innerspace Technology, Inc. (ITI) of Waldwick, NJ. ITI has been in business for over 30 years designing, manufacturing and distributing a variety of shipboard and underwater instruments to support hydrographers, oceanographers, researchers, engineers, geophysicists, and surveyors worldwide. ITI has total annual sales of approximately


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$1 million dollars, and the letter of intent provides for a purchase price of
$547,000, options to purchase 25,000 TEL shares, and employment arrangements for the two principals, subject to the Company's satisfactory completion of its due diligence investigation, completion of a definitive acquisition agreement, and approval of the Company's Board of Directors. The Company hopes to significantly increase the sales of ITI's products by expanding distribution and enhancing marketing and product development. Mr. Harold K. Fletcher, CEO of Tel-Instrument, said, "This is an important first step in the Company's diversification program. We are excited about this opportunity to penetrate a market outside of our traditional market. Together, Tel and ITI will be a strong team." Semaphore Capital Advisors, LLC of Stamford, CT, advised the Company on this transaction.

The Company continues to actively pursue other opportunities in both the commercial and government markets, both domestically and internationally.

The Company will hold its Annual Meeting of Shareholders on November 12, 2003. The meeting will be at the Company's facilities at, 728 Garden Street, Carlstadt, NJ, at 4:00 p.m.

This press release includes statements that are not historical in nature and may be characterized as "forward-looking statements," including those related to future financial and operating results, benefits, and synergies of the combined companies, statements concerning the Company's outlook, pricing trends, and forces within the industry, the completion dates of capital projects, expected sales growth, cost reduction strategies, and their results, long-term goals of the Company and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. All predictions as to future results contain a measure of uncertainty and, accordingly, actual results could differ materially. Among the factors which could cause a difference are: changes in the general economy; changes in demand for the Company's products or in the cost and availability of its raw materials; the actions of its competitors; the success of our customers; technological change; changes in employee relations; government regulations; litigation, including its inherent uncertainty; difficulties in plant operations and materials; transportation, environmental matters; and other unforeseen circumstances. A number of these factors are discussed in the Company's previous filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Tel-Instrument is a leading designer and manufacturer of avionics test and measurement solutions for the global commercial air transport, general aviation, and government/military aerospace and defense markets. Tel-Instrument provides instruments to test, measure, calibrate and repair a wide range of airborne navigation and communication equipment. For further information please visit our website at www.telinstrument.com.

The Company's stock is traded in the NASDAQ System under the symbol TINE.
Contact: Mr. Joseph P. Macaluso, 201-933-1600